UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-24995

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 05/01/2022 (MM/DD/YY) AND ENDING 4/30/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Spencer-Winston Securities Corporation

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

45 West 47th Street - Suite 402
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Oscar Echman, President	212-840-0817	oechman@spencerwinston.com
(Name)	(Area Code - Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael T Remus CPA
(Name – if individual, state last, first, and middle name)

PO Box 2555	Hamilton Square	NJ	08690
(Address)	(City)	(State)	(Zip Code)

02/23/2010	3598
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Oscar Eichman _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Spencer-Winston Securities Corporation _____, as of April 30 _____, 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Notary Public

7/20/23



GLORIA T. BRAXTON
Notary Public, State of New York
No. 01BR6187044
Qualified in Kings County
Commission Expires May 12, 2024

Signature: _____

Title: President

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

SPENCER-WINSTON SECURITIES CORPORATION

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

April 30, 2023

MICHAEL T. REMUS
Certified Public Accountant

P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

Report of Independent Registered Public Accounting Firm

To: The Stockholders
Spencer-Winston Securities Corporation

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Spencer-Winston Securities Corporation as of April 30, 2023, and the related statements of operations, changes in stockholders equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes and schedules (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Spencer-Winston Securities Corporation as of April 30, 2023 and its results of operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Spencer-Winston Securities Corporation's management. My responsibility is to express an opinion on Spencer-Winston Securities Corporation's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and I am required to be independent with respect to Spencer-Winston Securities Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3 (*exemption*) and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption*) has been subjected to audit procedures performed in conjunction with the audit of Spencer-winston Securities Corporation's financial statements.

The supplemental information is the responsibility of Spencer-Winston Securities Corporation's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3 (*exemption*) and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption)* is fairly stated, in all material respects, in relation to the financial statements as a whole.

Michael T. Remus

I have served as Spencer-Winston Securities Corporation's auditor since 2020.

Michael T. Remus, CPA
Hamilton Square, New Jersey
July 21, 2023

Spencer-Winston Securities Corporation
STATEMENT OF FINANCIAL CONDITION
April 30, 2023

ASSETS

Current Assets		
Cash	$	257,626
Accounts receivable		151,584
Securities owned at Market Value		146,998
Due from Broker		219,180
Prepaid expenses		5,916
Current Assets		781,304
Other Assets		
Security deposits		23,375
Total Assets	$	804,679

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		
Accounts payable	$	88,840
Income tax payable		3,133
Total Current Liabilities		91,973
Total Liabilities		91,973

Commitments and Contingencies (Note 7)

Stockholders Equity		
Common stock - No Par Value: 40 shares		400
authorized, issued and outstanding		
Additional paid in capital		57,616
Retained Earnings		654,690
Total Stockholders' Equity		712,706
Total Liabilities & Stockholders' Equity	$	804,679

See accompanying notes.

Spencer-Winston Securities Corporation
STATEMENT OF OPERATIONS
Year Ended April 30, 2023

REVENUES

Commission income	$ 2,046,182
Interest and Dividend income	581,878
Other income	53,302
Trading income (loss)	(41,562)
Total Revenues	2,639,800

OPERATING EXPENSES

Communication and data service	13,450
Cost of services	314,934
Employee benefits	2,640
Occupancy costs	105,822
Salary expense	318,937
Independent contractor	1,843,399
Regulatory fees	9,324
General & administrative	52,290
Total Expenses	2,660,796
(Loss) From Operations	(20,996)

Provision for Income Tax

Current income tax expense	(3,450)
Net (Loss)	$ (24,446)

See accompanying notes.

Spencer-Winston Securities Corporation

STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY

Year Ended April 30, 2023

	Common Shares		Amount		Additional Paid In Capital		Retained Earnings		Total
Beginning Balance at May 1, 2022	40	$	400	$	57,616	$	679,136	$	737,152
Net (Loss)							(24,446)		(24,446)
Ending Balance at April 30, 2023	40	$	400	$	57,616	$	654,690	$	712,706

See accompanying notes.


Spencer-Winston Securities Corporation

STATEMENT OF CASH FLOWS

Year Ended April 30, 2023


CASH FLOWS FROM OPERATING ACTIVITIES

Net Loss	$	(24,446)
Adjustments to Reconcile Net Loss to Net		
Cash Used In Operating Activities:		
(Increase) Decrease in Operating Assets:		
Accounts receivable		16,973
Securities owned at market value		(7,387)
Due from broker		(43,744)
Prepaid expenses		(5,406)
Increase (Decrease) in Operating Liabilities:		
Accounts payable and accrued expenses		(13,784)
Income tax payable		3,133
Net cash used in operating activities		(74,661)
Net decrease in cash		(74,661)
Cash at Beginning of Year		332,287
Cash at End of Year	$	257,626
Supplemental Cash Flows Disclosures		
Cash paid for income taxes	$	3,484
Cash paid for interest	$	-

See accompanying notes.

NOTE 1 - ORGANIZATION AND BUSINESS

Spencer - Winston Securities Corp. (the "Company") was incorporated in May 1980 and commenced operations in September 1980. The Company is a non-clearing broker-dealer and is exempt from provisions of Rule 15c3-3 because all customers' accounts are carried by its clearing broker, Wedbush Securities Inc., on a fully disclosed basis.

NOTE 2 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The books and records of the Company are maintained on the accrual basis in accordance with accounting principles generally accepted in the United States of America ("GAAP"), unless otherwise disclosed.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to use judgment in the application of accounting policies including making estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during a reporting period. The most significant assumptions and estimates relate to liabilities, revenue recognition and the recoverability of trade accounts receivable. Application of these assumptions requires the exercise of judgment as to future uncertainties and, as a result, actual results could differ from these estimates.

Cash

Cash consists of a demand deposit account held at a financial institution and may at times exceed the insurable amount. Management believes it mitigates its risk by investing in a major financial institution and in a fund that is currently U.S. federal government insured. Recoverability of investments is dependent upon the performance of the issuer.

Cash Equivalents

For purposes of the statement of cash flows the Company considers all short term investments purchased with a maturity of three months or less when purchased to be cash equivalents. There were no cash equivalents at April 30, 2023.

Security Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk for the Company is recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

NOTE 2 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES – continued

Property and Equipment

Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged to operations as incurred. Significant renovations and replacements which improve and extend the life of the asset are capitalized. When assets are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and gains and losses on the disposition, if applicable, are reflected in earnings.

Furniture and fixtures are depreciated over the estimated useful life of the asset, between 5 and 7 years. Computer equipment is depreciated over the estimated useful life of the asset, 5 years.

Income Taxes

The Company files its tax returns for federal, state and city as a C Corporation. In the accompanying financial statements provisions have been provided for federal city and state income taxes. For further discussion of income taxes see note 4 below.

NOTE 3 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission net capital rule (Rule 15c3-1) which requires that aggregate indebtedness, as defined, shall not be permitted to exceed 15 times net capital, as defined. As of April 30, 2023, the Company's net capital was $678,798 which was in excess of the amount required, and had a ratio of aggregate indebtedness to the net capital of approximately 0.1058 to 1.

NOTE 4 - INCOME TAXES

Income taxes are calculated based on the tax effects of transactions reported in the financial statements. The primary differences relate to unrealized investment gains and losses which are not recorded for tax purposes.

Current year income tax expense consists of the following:

Federal	-	$ -
New York State	-	1,500
New York City Tax	-	1,950
		$ 3,450

The Company has net operating loss carry forwards that may be offset against future taxable income. The loss carry-forwards at April 30, 2023, total approximately $438,000. Loss carry forwards incurred prior to 2018 will expire on March 31, 2037. Loss carry forwards incurred in years ending after 2017 can be carried forward indefinitely.

NOTE 4 - INCOME TAXES – continued

The Company has determined, based upon available evidence, that it is more likely than not that the net operating loss, deferred tax asset will not be realized and, accordingly, has provided a full valuation allowance.

NOTE 5 - LEASES

The Company rents office space on a month to month basis in two locations. Total rental expense for the year ended April 30, 2023 was $105,822.

NOTE 6 - RELATED PARTY DISCLOSURES

The disclosures of transactions during the year with the related parties are as follows:

Name of Related party	Nature of Transaction	Relation	Amount
Oscar Echman	Salary	President	$ 96,000

NOTE 7 - COMMITMENTS AND CONTINGENCIES

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its stockholders if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of April 30, 2023, the Company was not in violation of this requirement.

The Company had no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at April 30, 2023, or during the year then ended.

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events and transactions for potential recognition or disclosure in the financial statement through July 21, 2023, the date which the financial statements were available to be issued.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of April 30, 2023

SPENCER-WINSTON SECURITIES CORPORATION

NET CAPITAL COMPUTATION IN ACCORDANCE WITH RULE 15c 3-1
April 30, 2023

Schedule I

NET CAPITAL

Assets	$ 804,679
Less Liabilities	(91,973)
Total Ownership Equity	712,706
Less Non Allowables	(32,514)
TNC Before Haircuts & Undue Concentration	680,192
Less Haircuts	(21,566)
Less Undue Concentration	0
NET CAPITAL	658,626
Minimum Required Net Capital	100,000
Excess Net Capital	$ 558,626
AI/NC Ratio	0.1396
Non A.I. Liabilities	0.00

Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of April 30, 2023)
As Amended

Net Capital, as reported in Company's Part II unaudited Focus Report	$ 658,538
Net Capital, per above	658,626
Difference	$ (88)

There are no material differences between the net capital reflected in the above computation and the net capital reflected in the Company's FOCUS Report as of April 30, 2023.

SPENCER-WINSTON SECURITIES CORPORATION

SCHEDULE II COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)

YEAR ENDED April 30, 2023

Pursuant to Rule 17a-5(d) (4) of the audited computations of Net Capital pursuant to Rule 15c 3-1 and computation for Determination of Reserve requirements pursuant to Rule 15c 3-3 submitted by Spencer-Winston Securities Corporation, in my opinion no material differences exist which would materially effect the reserve requirements pursuant to Rule 15c 3-3 or its claim for exemption.

SPENCER-WINSTON SECURITIES CORPORATION

SCHEDULE III INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS (EXEMPTION)

PURSUANT TO RULE 15c 3-3 of the Securities and Exchange Commission

As of April 30, 2023

"EXEMPT UNDER 15c3-3(k)(2)(ii)

Pursuant to rule 15c 3-3 relating to possession or control requirements, Spencer-Winston Securities Corporation has not engaged in the clearing or trading of any securities and did not hold customer funds or securities during the year ended April 30, 2023 and therefore is claiming exemption to this schedule pursuant to paragraph (k)(2)(ii) of SEC Rule 15c3-3. The firm's minimum net capital requirement pursuant to paragraph (a)(2)(vi) of SEC Rule 15c3-1 will be $100,000.

MICHAEL T. REMUS

Certified Public Accountant

P.O. Box 2555
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-570-5526

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Stockholders
Spencer-Winston Securities Corporation

I have reviewed management's statements, included in the accompanying Exemption report, in which (1) Spencer-Winston Securities Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which Spencer-Winston Securities Corporation claimed an exemption from 17 C.F.R. §240.15c3-3: under—k(2)(ii), (the "exemption provisions") and (2) Spencer-Winston Securities Corporation stated that Spencer-Winston Securities Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Spencer-Winston Securities Corporation management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Spencer-Winston Securities Corporation compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
July 21, 2023

Spencer-Winston Securities Corporation

Exemption Report pursuant to SEC Rule 17a-5
For the Year Ended April 30, 2023

Spencer-Winston Securities Corporation Exemption Report

Spencer-Winston Securities Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R & 240.17a-5, "Reports to be made by certain broker dealers"). This Exemption Report was prepared as required by 17 C.F.R & 240. 17a-5(d) (1) and (4). To the best of its knowledge and belief for the year ended April 30, 2023, the Company states the following:

- The Company claimed an exemption from 17 C.F.R & 240.15c3-3 under the following provision of 17 C.F.R & 15c3-3(k)(2)(ii)
- Management is responsible for compliance with the exemption provision. The Company met the requirements of the identified exemption provision throughout the most recent fiscal year without exception.

Spencer-Winston Securities Corporation

I, Oscar Echman, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct



By: _____

Oscar Echman
President

.0MICHAEL T. REMUS

Certified Public Accountant

P.O. Box 2555
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-570-5526

July 21, 2023

Spencer-Winston Securities Corporation

In connection with my audit of the financial statements and supplemental information of Spencer-Winston Securities Corporation (the Company) for the year ended April 30, 2023 I will issue my report thereon dated July 21, 2023. Professional standards require that I provide you with the following information related to my audit.

The standard defines those charged with governance as the persons "with responsibility for overseeing the strategic direction of the entity and its obligations related to the accountability of the entity. In accordance with PCAOB Rule 3501 audit committee' "means the person(s) who oversee(s) the accounting and financial reporting processes of the entity and audits of the financial statements of the entity."

Significant and Critical Accounting Policies and Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, I will advise management about the appropriateness of accounting policies and their application. The Company's significant accounting policies are disclosed in the notes to the financial statements as required by generally accepted accounting principles pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. No new accounting policies were adopted and the application of existing accounting policies was not changed during Year. I noted no transactions entered into by the Company during the year for which accounting policies are controversial or for which there is a lack of authoritative guidance or consensus or diversity in practice.

There were no significant proposed audit adjustments to the Company's General Ledger.

Critical accounting policies and practices are those that are both most important to the portrayal of the Company's financial condition and results and require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. The critical accounting policies used by the Company in its 2023 financial statements are described in Note 2 to the financial statements and relate to the policies the Company uses to account for revenue recognition which is always considered significant.

Certain financial statement disclosures are particularly sensitive because of their significance to financial statement users. The most sensitive disclosure(s) affecting the financial statements was (were):

None noted. The financial statement disclosures are neutral, consistent, and clear.

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Critical accounting estimates are estimates for which (1) the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (2) the impact of the estimate on financial condition or

operating performance is material. The Company's critical accounting estimate(s) affecting the financial statements was (were):

None noted

Significant Unusual Transactions

For purposes of this letter, professional standards define *significant unusual transactions* as transactions that are outside the normal course of business for the Company or that otherwise appear to be unusual due to their timing, size or nature. I noted no significant unusual transactions during my audit.

I noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus. All significant transactions (if any) have been recognized in the financial statements in the proper period.

Related-party Relationships and Transactions

As part of my audit, I evaluated the Company's identification of, accounting for, and disclosure of the Company's relationships and transactions with related parties as required by professional standards. I noted no related parties or related-party relationships or transactions that were previously undisclosed to me, significant related-party transactions that have not been approved in accordance with the Company's policies or procedures or for which exceptions to the Company's policies or procedures were granted; or significant related-party transactions that appeared to lack a business purpose.

Quality of the Company's Financial Reporting

Management is responsible not only for the appropriateness of the accounting policies and practices, but also for the quality of such policies and practices. My responsibility under professional standards is to evaluate the qualitative aspects of the company's accounting practices, including potential bias in management's judgments about the amounts and disclosures in the financial statements, and to communicate the results of my evaluation and my conclusions to you.

  a. There were no misstatements brought to management's attention during the audit.

  b. There were no additional adjusting entries proposed by management.

  c. There was no bias in the selection and application of accounting principles.

  d. There was no bias in accounting estimates and there were no critical accounting estimates that were not fully disclosed.

  e. The financial statement disclosures are neutral, consistent, and clear.

  f. There were no significant or unusual transactions noted during the audit.

  g. The presentation of the financial statements and the related disclosures are in conformity with GAAP.

Uncorrected and Corrected Misstatements

Professional standards require us to accumulate misstatements identified during the audit, other than those that are clearly trivial, and to communicate accumulated misstatements to management. There were no misstatements communicated to management during the audit.

There was one proposed audit adjustment(s) to the Company's General Ledger.

Note: Uncorrected misstatements or the matters underlying them (if any) could potentially cause future period financial statements to be materially misstated, even though, in my judgment, such uncorrected misstatements are immaterial to the financial statements under audit.

Auditor's Report

In connection with the audit of the financial statements, I have provided you a draft of my auditor's report and accompanying financial statements and have discussed it with you.

Exceptions to Exemption Provisions

In connection with my review of the Company's Exemptions Schedule's , II and III, I did not identify any exceptions to the exemption provisions that would cause the Company's assertions not to be fairly stated, in all material respects.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to my satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. I am pleased to report that no disagreements with management arose during the course of my audit.

Difficulties Encountered in Performing the Audit

I encountered no significant difficulties in dealing with management in performing and completing my audit.

Management Representation

I have requested certain representations from management that are included in the management representation letter dated July 21, 2023. This date represents the date that the Company's financial statements, including disclosures were prepared and that management has taken responsibility for them.

A copy of that letter is attached

Management Consultations with Other Independent Accountant

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with me to determine that the consultant has all the relevant facts.

To my knowledge, there were no such consultations with other accountants.

Other Audit Findings or Issue

I generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditor. However, these discussions occurred in the normal course of my professional relationship and my responses were not a condition to my retention.

However, I should bring the following items to your attention:

Bank Statements – Valley National Bank

Operating Account. Copies of all cancelled checks and or wire transfers orders should be kept in a permanent file for a period of not less than three years, the first two years in an accessible place as required pursuant to the General Rules & regulations promulgated under the Securities & Exchange Act of 1934 -

Rule 17a-4 (Records to be preserved by Certain Exchange Members, Brokers and Dealers). All Bank Statements (all accounts) should be downloaded and kept in pdf format in a permanent file.

The Company is in Compliance with this requirement.

The April 2023 FOCUS report was amended to agree with the financial statements.

Recommendation

Management should consider using Quickbooks accounting software.

Supplemental Information

Based on the regulatory requirements of SEC Rule 17a-5, the Company presents information that accompanies the financial statements. I subjected that supplemental information to audit procedures in accordance with *AS 2701, Auditing Supplemental Information Accompanying Audited Financial Statements* (link) . Based on my audit procedures performed, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Closing

This information is intended solely for the use of the members of Spencer-Winston Securities Corporation and those charged with governance of the Company and is not intended to be and should not be used by anyone other than these specified parties.

If you feel that there are others within the Company who meet the criteria specified above and to whom this letter should be communicated to, please advise in writing the individual(s) name and position and I will forward a copy of this letter to them.

Sincerely,

Michael T. Remus

Michael T. Remus, CPA

Spencer-Winston Securities Corp.

SIPC Report

For the Year Ended

April 30, 2023

MICHAEL T. REMUS

Certified Public Accountant

P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

Report of Independent Registered Public Accounting Firm on Applying Agreed-upon Procedures

Shareholders: Spencer-Winston Securities Corp.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Spencer-Winston Securities Corp. (the Company) and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Spencer-Winston Securities Corp. for the year ended April 30, 2022, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Spencer-Winston Securities Corp.'s management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared listed assessment payments on SIPC-7 with respective cash disbursements journals, noting no differences;
2.. Compared the amounts reported on the audited Form X-17A-5 for the year ended April 30, 2023, as applicable, with the amounts reported in Form SIPC-7 for the year ended April 30, 2023, noting no material differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no material differences, and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC -7. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
July 21, 2023

SPENCER-WINSTON SECURITIES CORPORATION
SIPC General Assessment Reconciliation
April 30, 2023

General Assessment Calculation

Total Revenue	$	2,639,800
Additions		41,562
Deductions		(650,642)
SIPC Net Operating Revenues		2,030,720
Rate		0.0015
General Assessment Due		3,046
Less Payments: SIPC 6		(1,253)
Plus: Interest		-
Remaining Assessment Due		1,793
Paid with SIPC 7		(2,246)
Balance Due (Overpayment)	$	(453)

There is no material difference between the SIPC-7 and this reconciliation.